UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*
                                     -----

                   Industrial Services of America, Inc. (IDSA)
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                                (Name of Issuer)


                                     COMMON
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                         (Title of Class of Securities)

                                   456314103
                         ------------------------------
                                 (CUSIP Number)

     David T. Russell, Ph.D., PO BOX 280481, Northridge, CA 91328-0481
                                 310-709-2659
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 	(Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 October 4, 2011
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five Copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


				        SCHEDULE 13D
                           ---------------------

CUSIP No. 456314103

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David T. Russell, Ph.D.
      (ID Number Furnished Upon Appropriate Request)
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 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [   ]
                                                               (b)  [ X ]

 3)   SEC USE ONLY
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 4)   SOURCE OF FUNDS

      PF
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 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                [   ]
      -------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      California
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                          7)  SOLE VOTING POWER
      NUMBER OF
                              464,639 common shares (6.69%)
      SHARES                  -------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              -------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              464,639 shares (6.69%)
      PERSON                  -------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              -------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 464,639 shares (6.69%)
      -------------------------------------------------------------------


12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                       [ X ]


      -------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.69%
      -------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      IN
      -------------------------------------------------------------------


Item 1.  Security and Issuer

          Common stock of Industrial Services of America, Inc. (IDSA) 7100 Grade Lane, Louisville, KY, 40213.


Item 2.  Identity and Background

David T. Russell is an individual investor residing in Los Angeles, California, and is a citizen of the United States and the State of California.
No convictions or administrative proceedings.


Item 3.  Source and Amount of Funds or Other Consideration

          Source of funds is personal investment capital.



Item 4.  Purpose of Transaction

The purpose of the share purchases is for investment in a leading scrap recyler. The filer believes that IDSA management is doing an excellent job navigating through a difficult stainless steel demand environment. IDSA's valuation has been depressed by temporary earnings pressure, an uncertain macro picture, equity market volatility and a lack of sponsorship.


Future purchases and sales of IDSA common stock are possible.
The filer hopes to work with IDSA's management and Board of Directors to increase shareholder value and raise the company's visibility with prospective investors. Also, the filer will encourage certain members of the Company's Board to make a more significant investment in the Company's shares with personal funds in order to align their interests more directly with the interests of shareholders. If these purchases do not take place relatively soon, filer intends to introduce a measure for shareholder vote that would require minimum levels of stock ownership for Board members.


Item 5.  Interest in Securities of the Issuer

         (a,b) Filer owns and has sole voting and dispositive power over 464,639 shares of IDSA common stock.

           *Filer disclaims interest in 3,279 shares held by wife as custodian.

         (c) Filer's transactions in the last sixty days include
           Purchases of common shares through the following transactions:

                              No. of IDSA         Avg. Purchase
                Date       shares purchased           price
               ------      -----------------         --------
               8/22/11          400                   6.48
               8/23/11          400                   6.57
               8/24/11        1,001                   6.51
               8/26/11        2,718                   7.06
               8/29/11        4,029                   7.20
               8/30/11           33                   7.19
               9/1/11         2,665                   7.54
               9/2/11         2,800                   7.28
               9/6/11           800                   7.00
               9/7/11         4,200                   7.36
               9/8/11         3,775                   7.19
               9/9/11         3,599                   7.03
               9/12/11       15,480                   6.54
               9/13/11        1,000                   6.45
               9/14/11        1,001                   6.39
               9/15/11          200                   6.59
               9/16/11            2                   6.40
               9/19/11        1,178                   6.41
               9/20/11          108                   6.36
               9/21/11          100                   6.34
               9/23/11        2,002                   5.94
               9/26/11        6,020                   5.70
               9/27/11        8,690                   5.78
               9/30/11          900                   5.79
               10/3/11        1,500                   5.62
               10/4/11        2,101                   5.46
               10/5/11        4,800                   5.61
               10/11/11       2,399                   6.39
               10/12/11       6,740                   6.40
               10/13/11       3,260                   6.18

                             -------                 ------
                      Total: 79,382           Avg.   $6.43 (Approximate)


         (d)    N/A

         (e)    N/A


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               N/A



Item 7.  Material to be Filed as Exhibits

               N/A


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 October 13, 2011                             David T. Russell, PhD
------------------                         ------------------------------
      Date                                    David T. Russell, PhD